

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2023

Anthony Lombardo
Chief Financial Officer
MOUNTAIN TOP PROPERTIES, INC.
7505 Floyd Ct
Weatherford, TX 76087

> **Re: MOUNTAIN TOP PROPERTIES, INC.**
> **Form 10-K for the year ended December 31, 2022**
> **Filed on February 28, 2023**
> **File No. 000-56298**

Dear Anthony Lombardo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction